Exhibit (a)(5)(A)
INTERNATIONAL GAME TECHNOLOGY
ANNOUNCES PUT NOTIFICATION FOR
2.60% CONVERTIBLE DEBENTURES DUE 2036
     (Reno, NV — November 12, 2009) — International Game Technology (NYSE: IGT) today announced that it is notifying holders of its 2.60% Convertible Debentures due 2036 (the “Debentures”) that they have an option, pursuant to the terms of the Debentures, to require IGT to purchase, on December 15, 2009, all or a portion of such holders’ Debentures (the “Put Option”) at a price equal to 100% of the aggregate principal amount of the Debentures, plus any accrued interest up to but not including December 15, 2009, or a total of $1,013 per $1,000 principal amount of the Debentures.
     As of November 12, 2009, there was $707,028,000 in aggregate principal amount of the Debentures outstanding. If all outstanding Debentures are surrendered for purchase pursuant to the Put Option, the aggregate cash purchase price, including accrued and unpaid interest, will be approximately $716,219,364. IGT will use cash on hand to pay for any Debentures repurchased under the Put Option.
     The opportunity to surrender Debentures for purchase commences on November 12, 2009, and will terminate at 5:00 p.m., New York City time, on December 14, 2009. In order to exercise the Put Option, a holder must follow the procedures set forth in the applicable notice to holders. Holders may withdraw any Debentures previously surrendered for purchase at any time prior to 5:00 p.m., New York City time, on December 14, 2009.
     IGT will file a Tender Offer Statement on Schedule TO for the Debentures with the Securities and Exchange Commission. In addition, documents specifying the terms, conditions and procedures for surrendering and withdrawing Debentures for purchase, including the notices to holders will be available through The Depository Trust Company and the paying agent, which is Wells Fargo Bank, National Association. Neither IGT nor its board of directors nor employees have made or are making any representation or recommendation as to whether or not any holder should surrender any Debentures.

International Game Technology
Announces Put Notification for
2.60% Convertible Debentures Due 2036

     This press release is for informational purposes only and is not an offer to purchase, or the solicitation of an offer to purchase, the Debentures.
     Certain statements in this press release, including statements concerning the expected use of cash of hand to pay for the purchase of the Debentures, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by the words “believe,” “expect,” “anticipate,” “project,” “plan,” “estimate,” “will” or “intend” and similar expressions. The forward-looking statements contained herein reflect our current views with respect to future events and are based on our currently available data and on current business plans. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: economic factors such as changes in interest rates, political instability, or currency exchange rate fluctuations; and regulatory factors such as unfavorable changes in governmental regulations. Additional information regarding these and other factors may be contained in IGT’s SEC filings, including without limitation, the Company’s Form 10-K for its fiscal year ended September 30, 2008, the Company’s Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. IGT’s filings are available from the Securities and Exchange Commission. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as otherwise required by law.
     International Game Technology (www.IGT.com) is a global company specializing in the design, development, manufacturing, distribution and sales of computerized gaming machines and systems products.

Source: Contact:	International Game Technology Craig Billings, Vice President Corporate Finance/Investor Relations, of International Game Technology, 1-866-296-4232